EXHIBIT 99-1 : NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007 AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

KT CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Stockholders and Board of Directors of

KT Corporation:

We have reviewed the accompanying non-consolidated balance sheet of KT Corporation (the “Company”) as of June 30, 2008, the non-consolidated statements of income for the three months and six months ended June 30, 2008 and 2007 and changes in equity and cash flows for the six months ended June 30, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review. We did not review the financial statements for the three months and six months ended June 30, 2008 of KT Freetel Co., Ltd. (“KTF”), a 54.20% owned investee as of June 30, 2008, in which the equity method investment security reflects 14.22% of the Company’s total assets as of June 30, 2008. Those financial statements were reviewed by other accountants whose report has been furnished to us, and our report, insofar as it relates to the amounts included for the equity method of accounting of the investment in KTF, is based solely on the report of the other accountants.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews and the report of the other accountants, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2007, and the related non-consolidated statements of income, appropriations of retained earnings, changes in equity and cash flows for the year then ended (not presented herein); and in our report dated January 30, 2008, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2007, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet, except for the effects of the adjustments set forth in Note 2 to the non-consolidated financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.

August 8, 2008

Notice to Readers

This report is effective as of August 8, 2008, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modification to the accountants’ review report.

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Unaudited)

	June 30, 2008		December 31, 2007
	(In millions of Korean won)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	(Won)	644,273	(Won)	921,197
Short-term investment assets (Note 3)		185,195		307,982
Accounts receivable – trade, less allowance for doubtful accounts of (Won)280,995 million in 2008 and (Won)249,008 million in 2007 (Note 11)		1,745,955		1,636,545
Accounts receivable – other, less allowance for doubtful accounts of (Won)74,528 million in 2008 and (Won)72,073 million in 2007 (Note 11)		121,787		150,390
Accrued revenues		11,132		6,358
Advance payments		24,232		13,442
Prepaid expenses		93,795		29,743
Guarantee deposits		1,518		950
Current portion of derivative instruments assets (Note 20)		1,681		352
Current portion of deferred income tax assets		134,372		121,349
Inventories (Note 4):		120,132		122,103
Other current assets		32		1

Total Current Assets		3,084,104		3,310,412

NON-CURRENT ASSETS:
Available-for-sale securities (Note 5)		20,542		14,164
Equity method investment securities (Notes 2 and 6)		3,419,440		3,378,153
Long-term loans		23,015		66,263
Other investment assets		18,535		—

Property and equipment, net (Note 7)		10,501,938		10,448,618
Intangible assets, net (Note 8)		391,737		439,738
Leasehold rights and deposits		86,737		84,210
Long-term accounts receivable – trade		45,992		41,716
Non-current derivative instruments assets (Note 20)		49,309		1,710
Non-current deferred income tax assets (Note 2)		78,951		31,114
Exclusive memberships		60,797		58,652
Long-term accounts receivable – other		9,299		36,171
Long-term prepaid expenses		10,893		6,261

Total Non-current Assets		14,717,185		14,606,770

TOTAL ASSETS	(Won)	17,801,289	(Won)	17,917,182

(Continued)

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Unaudited)

	June 30, 2008		December 31, 2007
	(In millions of Korean won)
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable – trade (Note 11)	(Won)	758,580	(Won)	769,861
Accounts payable – other (Note 11)		642,533		817,121
Advance receipts		54,901		55,105
Withholdings		73,692		66,092
Accrued expenses (Note 11)		499,556		297,628
Income taxes payable		143,073		255,292
Current portion of bond and long-term borrowings (Note 9)		13,472		437,958
Unearned revenue		6,601		1,146
Key money deposits (Note 11)		106,508		121,963
Derivative instruments liabilities (Note 20)		72,383		132,281
Current portion of accrued provisions (Note 10)		28,440		36,894

Total Current Liabilities		2,399,739		2,991,341

NON-CURRENT LIABILITIES:
Bonds (Note 9)		5,135,237		4,589,288
Long-term borrowings (Note 9)		31,955		26,582
Provisions for severance indemnities		480,985		447,912
Accrued provisions (Note 10)		9,431		20,677
Refundable deposits for telephone installation		813,323		841,356
Long-term accounts payable – other (Note 11)		113,910		109,868
Long-term advance receipts		4,935		5,605
Long-term deposits received		36,364		24,660

Total Non-current Liabilities		6,626,140		6,065,948

Total Liabilities		9,025,879		9,057,289

(Continued)

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Unaudited)

	June 30, 2008		December 31, 2007
	(In millions of Korean won)
LIABILITIES AND EQUITY

EQUITY:

Common Stock (Notes 1 and 12)		1,560,998		1,560,998

Capital Surplus		1,258,392		1,278,590

Capital Adjustments
Treasury stock (Note 15)		(3,837,448)		(3,825,688)
Stock options (Note 14)		8,880		8,880
Stock grants (Note 14)		710		1,022

Total Capital Adjustments		(3,827,858)		(3,815,786)

Accumulated Other Comprehensive Income:
Unrealized gain on valuation of available-for-sale securities (Notes 2 and 5)		2,310		2,559
Unrealized gain on valuation of derivatives (Note 20)		7,674		2,024
Unrealized loss on valuation of derivatives (Note 20)		(1,018)		—
Increase in equity of associates (Note 6)		26,113		11,565
Decrease in equity of associates (Note 6)		(3,918)		(22,922)

Total Accumulated Other Comprehensive Income (Notes 2 and 13)		31,161		(6,774)

Retained Earnings (Note 2)		9,752,717		9,842,865

Total Equity		8,775,410		8,859,893

TOTAL LIABILITIES AND EQUITY	(Won)	17,801,289	(Won)	17,917,182

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Unaudited)

	Three months ended June 30, 2008		Six months ended June 30, 2008		Three months ended June 30, 2007		Six months ended June 30, 2007
	(In millions of Korean won)
OPERATING REVENUES (Notes 11 and 16)	(Won)	3,029,046	(Won)	5,996,054	(Won)	3,009,367	(Won)	5,981,730

OPERATING EXPENSES (Notes 11 and 17)		2,661,426		5,295,391		2,626,676		5,069,472

OPERATING INCOME		367,620		700,663		382,691		912,258

NON-OPERATING REVENUES:
Interest income		25,759		43,947		31,348		51,476
Foreign currency transaction gain		5,215		11,565		657		1,576
Foreign currency translation gain		6,542		17,521		20,093		5,878
Equity in income of associates (Note 6)		30,581		49,655		8,481		35,463
Dividend income		—		80		—		—
Gain on breach of contracts		130		431		441		706
Gain on disposal of useless materials		5,159		10,222		4,731		8,569
Gain on disposal of available-for-sale securities		—		10		—		—
Gain on disposal of property and equipment		1,558		1,994		6,447		13,490
Reversal of accrued provisions (Note 10)		1,059		4,038		1,511		49,211
Gain on settlement of derivatives		3,414		4,906		3,215		4,361
Gain on valuation of derivatives (Note 20)		56,988		104,435		2,933		6,548
Other non-operating revenue		7,737		19,293		39,945		57,948

Total Non-operating Revenue		144,142		268,097		119,802		235,226

NON-OPERATING EXPENSES:
Interest expense		85,794		158,402		80,575		157,990
Other bad debt expense		2,900		5,091		7,602		14,071
Foreign currency transaction loss		5,377		7,407		1,599		2,421
Foreign currency translation loss		87,972		196,352		—		731
Equity in loss of associates (Note 6)		54,450		90,913		2,324		10,474
Donations		20,459		42,242		14,120		27,858
Loss on disposal of available-for-sale securities		—		—		520		520
Loss on disposal of property and equipment		16,292		24,227		8,522		16,775
Loss on impairment of property and equipment (Note 7)		1		21		—		—
Loss on impairment of intangible assets (Note 8)		—		—		3,374		3,374
Loss on disposal of intangible assets		421		479		161		161
Loss on settlement of derivatives		1,499		3,098		4,447		5,660
Loss on valuation of derivatives (Note 20)		2,262		2,035		17,293		7,372
Other non-operating expense		40,870		47,268		19,429		26,057

Total Non-operating Expenses		318,297		577,535		159,966		273,464

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Unaudited)

	Three months ended June 30, 2008		Six months ended June 30, 2008		Three months ended June 30, 2007		Six months ended June 30, 2007
	(In millions of Korean won)
INCOME BEFORE INCOME TAX EXPENSE		193,465		391,225		342,527		874,020

INCOME TAX EXPENSE		32,935		76,620		112,817		257,027

NET INCOME (Note 2)	(Won)	160,530	(Won)	314,605	(Won)	229,710	(Won)	616,993

NET INCOME PER SHARE (Notes 2 and 18)
Basic and diluted net income per share (in Korean won)	(Won)	788	(Won)	1,545	(Won)	1,105	(Won)	2,967

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Unaudited)

	Common				Capital		Other comprehensive		Retained
	stock		Capital surplus		adjustments		income		earnings		Total
	(In millions of Korean won)
Balance as of January 1, 2007 (as reported)	(Won)	1,560,998	(Won)	1,440,910	(Won)	(3,817,717)	(Won)	10,978	(Won)	9,353,911	(Won)	8,549,080
A change in accounting policy (Note 2)		—		(147,699)		—		(29,034)		119,506		(57,227)

As restated		1,560,998		1,293,211		(3,817,717)		(18,056)		9,473,417		8,491,853
Dividends		—		—		—		—		(416,190)		(416,190)

Retained earnings after appropriations										9,057,227		8,075,663
Net income for the period		—		—		—		—		616,993		616,993
Acquisition of treasury stock		—		—		(84,871)		—		—		(84,871)
Disposal of treasury stock		—		—		884		—		—		884
Offset of loss on disposal of treasury stock		—		(133)		—		—		—		(133)
Stock options		—		—		25		—		—		25
Other share-based payment		—		—		511		—		—		511
Unrealized gain on valuation of available-for-sale securities		—		—		—		(478)		—		(478)
Increase in equity of associates		—		—		—		(3,856)		—		(3,856)
Decrease in equity of associates		—		—		—		2,869		—		2,869

Balance as of June 30, 2007	(Won)	1,560,998	(Won)	1,293,078	(Won)	(3,901,168)	(Won)	(19,521)	(Won)	9,674,220	(Won)	8,607,607

Balance as of January 1, 2008 (as reported)	(Won)	1,560,998	(Won)	1,440,777	(Won)	(3,815,786)	(Won)	7,771	(Won)	9,699,015	(Won)	8,892,775
A change in accounting policy (Note 2)		—		(162,187)		—		(14,545)		146,471		(30,261)

As restated		1,560,998		1,278,590		(3,815,786)		(6,774)		9,845,486		8,862,514
Dividends		—		—		—		—		(407,374)		(407,374)

Retained earnings after appropriations										9,438,112		8,455,140
Net income for the period		—		—		—		—		314,605		314,605
Acquisition of treasury stock		—		—		(12,566)		—		—		(12,566)
Disposal of treasury stock		—		—		806		—		—		806
Offset of loss on disposal of treasury stock		—		(144)		—		—		—		(144)
Other capital surplus		—		(20,054)		—		—		—		(20,054)
Other share-based payment		—		—		(312)		—		—		(312)
Unrealized gain on valuation of available-for-sale securities		—		—		—		(249)		—		(249)
Increase in equity of associates		—		—		—		14,548		—		14,548
Decrease in equity of associates		—		—		—		19,004		—		19,004
Gain on valuation of derivatives for cash flow Hedge		—		—		—		5,650		—		5,650
Loss on valuation of derivatives for cash flow hedge		—		—		—		(1,018)		—		(1,018)

Balance as of June 30, 2008	(Won)	1,560,998	(Won)	1,258,392	(Won)	(3,827,858)	(Won)	31,161	(Won)	9,752,717	(Won)	8,775,410

See accompanying notes to non-consolidated financial statements.

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Unaudited)

	Six months ended June 30,
	2008		2007
	(In millions of Korean won)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	314,605	(Won)	616,993

Expenses not involving cash payments:
Share-based payment		710		536
Provision for severance indemnities		155,257		167,733
Depreciation		923,450		919,411
Amortization		82,106		77,034
Provision for doubtful accounts		56,229		19,787
Interest expense		2,265		1,958
Other bad debt expense		5,091		14,071
Foreign currency translation loss		196,352		692
Equity in loss of associates		90,913		10,474
Loss on disposal of available-for sale securities		—		520
Loss on disposal of property and equipment		24,227		16,775
Loss on impairment of property and equipment		21		—
Loss on disposal of intangible assets		479		161
Loss on impairment of intangible assets		—		3,374
Loss on valuation of derivatives		2,035		7,372
Other non-operating expense		2,191		4,162

Sub-total		1,541,326		1,244,060

Income not involving cash receipts:
Interest income		2,211		2,641
Foreign currency translation gain		17,188		5,878
Equity in income of associates		49,655		35,463
Gain on disposal of available-for-sale securities		10		—
Gain on disposal of property and equipment		1,994		13,490
Gain on valuation of derivatives		104,435		6,548

Sub-total		(175,493)		(64,020)

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Unaudited)

	Six months ended June 30,
	2008	2007
	(In millions of Korean won)
Changes in assets and liabilities related to operating activities:
Accounts receivable – trade	(147,697)	(109,800)
Accounts receivable – other	25,391	(6,459)
Accrued revenues	(4,773)	(5,781)
Advance payments	(10,791)	(1,863)
Prepaid expenses	(64,051)	(44,174)
Guarantee deposits	(569)	1,158
Derivative instruments assets	352	(2,139)
Other current assets	(31)	63
Inventories	1,916	11,615
Long-term accounts receivable – trade	(6,655)	(1,061)
Leasehold rights and deposits	(2,527)	(3,310)
Deferred income tax assets	(69,937)	1,150
Exclusive memberships	(2,146)	(998)
Long-term accounts receivable – other	27,031	(326)
Long-term prepaid expenses	(4,631)	632
Accounts payable – trade	(26,034)	8,807
Accounts payable – other	(177,123)	(141,968)
Advance receipts	(204)	(16,105)
Withholdings	7,187	15,269
Accrued expenses	201,928	203,599
Income taxes payable	(112,165)	141,589
Unearned revenue	5,455	5,605
Key money deposits	(15,455)	(24,963)
Derivative instruments liabilities	(389)	—
Payment of severance indemnities	(122,183)	(127,322)
Accrued provisions	(19,700)	(48,259)
Refundable deposits for telephone installation	(28,034)	(29,929)
Deferred income tax liabilities	—	(16,896)
Long-term advance receipts	(670)	(1,067)
Long-term deposits received	11,704	22,265

Sub-total	(534,801)	(170,668)

Net Cash Provided by Operating Activities	1,145,637	1,626,365

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Unaudited)

	Six months ended June 30,
	2008	2007
	(In millions of Korean won)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment assets	162,233	56,453
Disposal of available-for-sale securities	10	2,457
Decrease in equity method investment securities	6,531	64,131
Collection of long-term loans	6,937	9,534
Decrease in other investment assets	—	185
Disposal of property and equipment	20,715	46,394
Increase of contribution for construction	30,626	30,589

Sub-total	227,052	209,743

Cash outflows for investing activities:
Increase in short-term investment assets	3,137	118,577
Acquisition of available-for-sale securities	6,722	—
Acquisition of equity method investment securities	65,543	9,008
Acquisition of property and equipment	1,048,264	817,380
Acquisition of intangible assets	34,584	48,022

Sub-total	(1,158,250)	(992,987)

Net Cash Used in Investing Activities	(931,198)	(783,244)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issuance of bonds	363,945	324,144
Increase in long-term borrowings	10,935	11,820

Sub-total	374,880	335,964

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Unaudited)

	Six months ended June 30,
	2008		2007
	(In millions of Korean won)
Cash outflows for financing activities:
Payment of accounts payable – other		16,193		11,023
Repayment of current portion of bond and long-term borrowings		430,110		297,378
Payment of dividends		407,374		416,190
Acquisition of treasury stock		12,566		84,871

Sub-total		(866,243)		(809,462)

Net Cash Used in Financing Activities		(491,363)		(473,498)

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		(276,924)		369,623

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		921,197		1,036,765

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	(Won)	644,273	(Won)	1,406,388

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

KT Corporation (the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, the Company became a government invested institution regulated by the Korean Commercial Code and the Company’s shares were listed on the Korea Exchange (formerly “Korea Stock Exchange”) on December 23, 1998. The Company issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

In 2002, the Company acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of June 30, 2008.

Prior to 1991, the Company was the only telecommunication service provider in Korea. Since then, several new providers have entered the markets, as licensed by the MIC; an international call service by LG Dacom, the second telecommunication service provider, in December 1991, and local call service by Hanaro Telecom, the second local call provider, in 1999. Onse Telecom also entered a long-distance call service after its international call service. The entry of these new providers into the markets resulted in severe competition in fixed-line telephone services and high speed internet services in which large growth is not expected in the future. In order to develop new business areas, the Company commercialized the Wireless Broadband Internet (“WiBro”) service in 2006 and launched new products such as mixed products which combine certain previous services and Internet Contests On Demand (“ICOD”) services under the new brand name “MegaTV” in 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity including retained earnings or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of Korea. Except for the matters described below, the significant accounting policies for the accompanying non-consolidated interim financial statements are the same as those for the 2007 annual financial statements.

The Company restated the prior period financial statements in accordance with the amendment to SKAS No. 15 “Investments in Associates”, and also made adjustment directly to retained earnings in accordance with the amendment to the Korea Accounting Institute (“KAI”) Opinion 06-2 “Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures”. However, in connection with the Company’s adoption of SKAS No. 15, the Company restated only the 2007 financial statements as allowed by the transition clause of the amendment but did not restate the financial statements before 2007. Meanwhile, significant changes in the current period financial statements due to such amendments are summarized as follows (in millions of Korean won):

	Before amendment		After amendment
Balance sheet as of June 30, 2008
Equity method investment securities	(Won)	3,444,429	(Won)	3,419,440
Deferred income tax assets (non-current)		78,743		78,951
Capital surplus		1,435,451		1,258,392
Accumulated other comprehensive income		30,835		31,161
Retained earnings		9,600,766		9,752,717

Statement of income for the six months ended June 30, 2008
Net income	(Won)	309,125	(Won)	314,605
Basic net income per share from continuing operations (in Korean won)		1,518		1,545
Basic net income per share (in Korean won)		1,518		1,545

Significant changes in the prior period financial statements due to such amendments are summarized as follows (in millions of Korean won):

	Before amendment		After amendment
Balance sheet as of December 31, 2007
Equity method investment securities	(Won)	3,411,035	(Won)	3,378,153
Capital surplus		1,440,777		1,258,590
Accumulated other comprehensive income		7,771		(6,774)
Retained earnings		9,699,015		9,842,865

Statement of income for the six months ended June 30, 2007
Net income	(Won)	600,070	(Won)	616,993
Basic net income per share from continuing operations (in Korean won)		2,886		2,967
Basic net income per share (in Korean won)		2,886		2,967

Certain reclassifications in prior period financial statements have been made to conform to the classifications in the current period for the purpose of ease of comparison. Such reclassifications did not have an effect on the net assets as of December 31, 2007 and net income for the six months ended June 30, 2007.

Transactions or accounting events related to significant changes in the financial position or the results of operations arising after December 31, 2007 are mainly disclosed in the notes to the accompanying non-consolidated financial statements.

3.	RESTRICTED DEPOSITS

Details of restricted deposits included in short-term investment assets as of June 30, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	June 30, 2008		December 31, 2007		Description
Short-term investment assets	(Won)	1,099	(Won)	381	Restricted for research and development
		18,500		—	Money trust accounts

Total	(Won)	19,599	(Won)	381

4.	INVENTORIES VALUATION

Inventory valuations as of June 30, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

	June 30, 2008						December 31, 2007
	Acquisition cost		Lower of cost or market value		Valuation allowance		Acquisition cost		Lower of cost or market value		Valuation allowance
Merchandise	(Won)	117,733	(Won)	97,034	(Won)	20,699	(Won)	110,129	(Won)	90,621	(Won)	19,508
Supplies		14,249		12,972		1,277		20,880		17,077		3,803

5.	AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities as of June 30, 2008 and December 31, 2007 are all equity securities and are summarized as follows (in millions of Korean won):

	June 30, 2008
	Percentage of ownership (%)	Acquisition cost		Fair value		Net asset value		Book value (Note 1)		Unrealized gains (losses) (Note 2)
K-3-I Co., Ltd.	12.50	(Won)	300	(Won)	—	(Won)	115	(Won)	300	(Won)	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		2,015		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		138		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—		—
Daegu Football Club	1.84		300		—		76		300		—
Kookmin Credit Information, Inc.	2.07		1,202		—		—		—		—
Solitech Co., Ltd.	4.70		590		3,776		—		3,776		3,186
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”).	0.02		15		—		2		15		—
Korea Software Financial Cooperative	0.93		1,000		—		1,157		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—		—
Information and Communication Financial Cooperative	0.01		16		—		19		16		—
Korea Electric Engineers Association	0.11		20		—		22		20		—
Binext CT Financial Cooperative	15.00		1,500		—		1,445		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		61		—		59		61		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		—		864		1,800		—
Amicus Wireless Technology Ltd.	3.61		960		—		—		960		—
ZMOS Technology, Inc.	9.86		1,872		—		342		1,872		—
Translink Fund No. 1	12.50		5,222		—		2,027		5,222		—
Sovik Contents Investment Fund	7.50		1,500		—		1,500		1,500		—

Total		(Won)	19,482	(Won)	3,776	(Won)	9,781	(Won)	20,542	(Won)	3,186

	December 31, 2007
	Percentage of ownership (%)	Acquisition cost		Fair value		Net asset value		Book Value (Note 1)		Unrealized gains (losses) (Note 2)
K-3-I Co., Ltd.	12.50	(Won)	300	(Won)	—	(Won)	132	(Won)	300	(Won)	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		1,891		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		142		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—		—
Daegu Football Club	1.84		300		—		101		300		—
Kookmin Credit Information, Inc.	6.42		1,202		—		—		—		—
Solitech Co., Ltd.	4.70		590		4,120		—		4,120		3,530
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”).	0.02		15		—		2		15		—
Korea Software Financial Cooperative	0.93		1,000		—		1,135		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—		—
Information and Communication Financial Cooperative	0.01		16		—		19		16		—
Korea Electric Engineers Association	0.11		20		—		22		20		—
Binext CT Financial Cooperative	15.00		1,500		—		1,454		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		61		—		59		61		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		—		1,160		1,800		—
Amicus Wireless Technology Ltd.	4.43		960		—		169		960		—
Opensolution Co., Ltd.	9.86		—		—		—		—		—
ZMOS Technology, Inc.	8.64		1,872		—		506		1,872		—

Total		(Won)	12,760	(Won)	4,120	(Won)	6,792	(Won)	14,164	(Won)	3,530

(Note 1)	Investments in equity securities above, except Solitech Co., Ltd., do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities is below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.

(Note 2)	The amounts are not adjusted for deferred income tax arising from the unrealized gain (loss).

Changes in unrealized gain (loss) on available-for-sale securities for the six months ended June 30, 2008 and the year ended December 31, 2007 are summarized as follows (in millions of Korean won):

	June 30, 2008 (6 months)		December 31, 2007 (12 months)
Balance at beginning of the period	(Won)	3,530	(Won)	6,050
Changes in unrealized gain (loss), net		(344)		(2,520)

Net balance at end of the period		3,186		3,530
Income tax effect		(876)		(971)

Balance at end of the period	(Won)	2,310	(Won)	2,559

6.	EQUITY METHOD INVESTMENT SECURITIES

Investments in securities accounted for using the equity method as of June 30, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

	June 30, 2008
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
KT Networks Corporation (“KTN”)	2,000,000	100.00	(Won)	23,458	(Won)	53,170	(Won)	53,170	(Won)	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		53,862		53,737		—
KT Capital Co., Ltd.	20,200,000	100.00		101,000		102,899		102,899		—
KT FDS Co., Ltd. (formerly “Korea FDS Co., Ltd.”)	400,000	100.00		9,008		1,594		5,922		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,167		5,167		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		3,060		2,983		—
KT New Business Fund No. 1 (Note 1)	100	90.91		10,000		10,030		10,030		—
Telecop Service Co., Ltd. (“TSC”)	4,644,376	93.82		26,359		9,916		9,916		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		116,526		116,687		208,618
Sofnics Inc. (Note 1)	120,000	60.00		600		582		582		—
JungBoPremiumEdu Co., Ltd. (Note 1)	240,000	54.50		6,000		3,661		5,707		—
KT Freetel Co., Ltd. (“KTF”) (Note 2)	102,129,938	54.20		3,821,386		2,280,543		2,531,235		2,864,745
Nasmedia, Inc. (Note 3)	1,767,516	50.00		26,055		12,250		25,503		—
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		30,921		30,921		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		21,986		21,986		12,451
Sidus FNH Co.	1,607,900	35.70		19,599		5,970		12,750		—
Olive Nine Co., Ltd. (Notes 4 and 6)	9,250,000	19.48		23,155		3,924		16,353		12,904
KT Commerce, Inc. (“KTC”) (Note 5)	266,000	19.00		1,330		1,362		1,341		—
Sidus FNH Benex Cinema (Note 5)	40	13.33		4,000		4,011		4,011		—
KTF Technologies, Inc. (“KTFT”) (Note 5)	56,000	3.85		366		2,102		990		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		3,444		3,444		—
KT China Co., Ltd. (“KTCC”)	—	100.00		1,245		1,334		1,334		—
Korea Telecom Philippines, Inc. (“KTPI”)	744,476	100.00		2,481		—		—		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		1,456		1,456		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		162,494		162,494		—
KTSC Investment Management B.V. (Note 7)	82,614	60.00		28,346		35,210		35,210		—
KT-Global New Media Fund (Note 1)	600	50.00		6,000		5,963		5,963		—
Korea Telecom Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		8,530		8,530		—
Metropol Property LLC (Note 8)	—	34.00		1,739		1,761		1,761		—
KBSi Co., Ltd.	952,000	32.38		4,760		4,018		4,018		—
Korea Information Technology Fund (“KITF”)	70	23.33		70,000		78,806		78,806		—
Sky Life Contents Fund	45	22.50		4,500		4,119		4,119		—
Everyshow (Note 1)	300,000	21.28		1,500		1,388		1,388		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	21.00		185,274		20,084		36,476		—
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”).	1,800,000	20.17		9,000		7,091		7,091		—
Goodmorning F Co., Ltd. (Note 4)	114,000	19.00		254		1,328		1,328		—
Korea New Realty Development and Construction Co., Ltd. (formerly, “KT Realty Development and Management Co., Ltd.”) (“KNRDC”) (Note 4)	266,000	19.00		506		6,789		6,789		—
Korea Information Data Corp. (“KID”) (Note 4)	760,000	19.00		3,800		13,838		13,838		—

	June 30, 2008
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
Korea Information Service Corp. (“KIS”) (Note 4)	570,000	19.00		2,850		12,273		12,273	—
Korea Seoul Contact all Co., Ltd. (Note 4)	45,600	19.00		228		240		240	—
Korea Service and Communication Co., Ltd. (Note 4)	45,600	19.00		228		286		286	—
Korea Call Center Co., Ltd. (Note 4)	45,600	19.00		228		295		295	—
TMworld Co., Ltd. (Note 4)	45,600	19.00		228		319		319	—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 4)	45,600	19.00		228		267		267	—
Exdell Corporation (Note 4)	38,000	19.00		190		240		240	—
Information Technology Service Kangbuk Corporation (Note 4)	38,000	19.00		190		209		209	—
Information Technology Solution Nambu Corporation (Note 4)	38,000	19.00		190		211		211	—
Information Technology Solution Seobu Corporation (Note 4)	38,000	19.00		190		221		221	—
Information Technology Solution Busan Corporation (Note 4)	38,000	19.00		190		199		199	—
Information Technology Solution Jungbu Corporation (Note 4)	38,000	19.00		190		125		125	—
Information Technology Solution Honam Corporation (Note 4)	38,000	19.00		190		219		219	—
Information Technology Solution Daegu Corporation (Note 4)	38,000	19.00		190		199		199	—
Mostech Co., Ltd. (Note 4)	200,000	17.93		5,000		243		2,557	—
eNtoB Corp. (Note 5)	500,000	15.63		2,500		3,945		3,945	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		11,700		11,700	41,392

Total			(Won)	4,654,335	(Won)	3,112,380	(Won)	3,419,440

	December 31, 2007
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
KT Networks Corporation (“KTN”)	2,000,000	100.00	(Won)	23,458	(Won)	52,900	(Won)	52,900	(Won)	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		48,315		48,207		—
KT Capital Co., Ltd.	20,200,000	100.00		101,000		100,043		100,043		—
KT FDS Co., Ltd. (formerly “Korea FDS Co., Ltd.”)	400,000	100.00		9,008		2,453		7,359		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,205		5,205		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		8,136		8,040		—
Telecop Service Co., Ltd. (“TSC”)	4,644,376	93.82		26,359		10,847		10,847		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		114,082		114,403		167,213
KT Freetel Co., Ltd. (“KTF”)	102,129,938	52.99		3,821,386		2,299,615		2,620,185		3,099,644
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		28,837		28,837		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		21,933		21,933		14,424
Sidus FNH Co.	1,607,900	35.70		19,599		6,273		14,409		—
Olive Nine Co., Ltd. (Note 4)	8,750,000	19.20		22,000		3,676		17,880		20,169
KT Commerce, Inc. (“KTC”) (Note 5)	266,000	19.00		1,330		1,305		1,264		—
Sidus FNH Benex Cinema (Note 5)	40	13.33		4,000		3,985		3,985		—
KTF Technologies, Inc. (“KTFT”) (Note 5)	56,000	3.85		366		2,073		1,623		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		2,937		2,937		—
KT China Co., Ltd. (“KTCC”)	—	100.00		1,245		946		946		—
Korea Telecom Philippines, Inc. (“KTPI”)	744,476	100.00		2,481		(112,543)		—		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		830		830		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		125,326		125,326		—
KTSC Investment Management B.V.	108	60.00		15		15		15		—
Super iMax	—	60.00		1,321		1		1,321		—
East Telecom	—	51.00		14,515		10,238		14,515		—
Korea Telecom Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		8,085		8,085		—
KBSi Co., Ltd.	952,000	32.38		4,760		3,408		3,408		—
KITF	70	23.33		70,000		77,578		77,578		—
Sky Life Contents Fund	45	22.50		4,500		4,997		4,997		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	21.00		185,274		3,036		24,892		—
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”).	1,800,000	20.17		9,000		7,147		7,147		—
Goodmorning F Co., Ltd. (Note 4)	114,000	19.00		254		1,151		1,151		—
Korea New Realty Development and Construction Co., Ltd. (formerly, “KT Realty Development and Management Co., Ltd.”) (“KNRDC”) (Note 4)	266,000	19.00		506		3,788		3,788		—
Korea Information Data Corp. (“KID”) (Note 4)	760,000	19.00		3,800		13,541		13,541		—

	December 31, 2007
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
Korea Information Service Corp. (“KIS”) (Note 4)	570,000	19.00		2,850		10,792		10,792	—
Korea Seoul Contact all Co., Ltd. (Note 4)	45,600	19.00		228		271		271	—
Korea Service and Communication Co., Ltd. (Note 4)	45,600	19.00		228		274		274	—
Korea Call Center Co., Ltd. (Note 4)	45,600	19.00		228		266		266	—
TMworld Co., Ltd. (Note 4)	45,600	19.00		228		294		294	—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 4)	45,600	19.00		228		275		275	—
Exdell Corporation (Note 4)	38,000	19.00		190		177		177
Information Technology Service Kangbuk Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Nambu Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Seobu Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Busan Corporation (Note 2)	38,000	19.00		190		190		190	—
Information Technology Solution Jungbu Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Honam Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Daegu Corporation (Note 4)	38,000	19.00		190		190		190	—
Mostech Co., Ltd. (Note 4)	200,000	17.93		5,000		316		3,016	—
eNtoB Corp. (Note 5)	500,000	15.63		2,500		3,841		3,841	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		10,020		10,020	41,491

Total			(Won)	4,588,791	(Won)	2,888,015	(Won)	3,378,153

(Note 1)	During the six months ended June 30, 2008, the Company obtained 90.91% ownership interest of KT New Business Fund No .1 for (Won)10,000 million, 60.00% ownership interest of Sofnics for (Won)600 million, 54.50% ownership interest of Jungbo Premium Edu for (Won)6,000 million, 50.00% ownership interest of KT-Global New Media Fund for (Won)6,000 million and 21.28% ownership interest of Everyshow for (Won)1,500 million, respectively.

(Note 2)	KTF purchased 4,291,510 shares of treasury stock for retirement by a charge against its retained earnings. As a result, the Company’s equity ownership interest in KTF increased from 52.99% as of December 31, 2007 to 54.20% as of June 30, 2008. The resulting difference in the Company’s equity in the investee totaling (Won)14,429 million was included in other capital surplus.

(Note 3)	During the six months ended June 30, 2008, the Company obtained 50% plus one share ownership interest of Nasmedia Inc. for (Won)26,055 million.

(Note 4)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.

(Note 5)	Although the Company’s ownership in these companies is less than 20%, the ownership percentages including subsidiaries’ ownership in these companies are over 20%. As a result, the Company accounts for these investments using the equity method.

(Note 6)	The Company’s ownership interest in Olive Nine Co., Ltd. increased from 19.20% at December 31, 2007 to 19.48% at June 30, 2008 according to the conversion of convertible bonds and purchase of additional shares. The resulting difference in the Company’s equity in the investee totaling (Won)441 million was included in other capital surplus.

(Note 7)	During the six months ended June 30, 2008, the Company additionally invested in KTSC Investment Management B.V. cash of (Won)12,495 million and in-kind contribution of (Won)15,836 million which consists of the shares of Super iMax and East Telecom totaling (Won)1,321 million and (Won)14,515 million, respectively, together with other stockholder on a proportionate basis.

(Note 8)	During the six months ended June 30, 2008, the Company obtained 34.00% ownership interest of Metropol Property LLC, located in Uzbekistan, for (Won)1,739 million.

Changes in carrying amount resulting from the equity method of accounting for the six months ended June 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	June 30, 2008 (6 months)
	January 1, 2008		Equity in income (loss)		Increase (decrease) in equity of associates		Other capital surplus		Other increase (decrease)		June 30, 2008
KTN	(Won)	52,900	(Won)	270	(Won)	—	(Won)	—	(Won)	—	(Won)	53,170
KTR		48,207		5,529		1		—		—		53,737
KT Capital Co., Ltd.		100,043		2,566		290		—		—		102,899
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		7,359		(1,437)		—		—		—		5,922
KT Internal Venture Fund No. 2		5,205		(38)		—		—		—		5,167
KTL		8,040		(5,057)		—		—		—		2,983
KT New Business Fund 1 (Note 1)		—		30		—		—		10,000		10,030
TSC		10,847		(931)		—		—		—		9,916
KTH		114,403		1,949		335		—		—		116,687
Sofnics Inc. (Note 1)		—		(18)		—		—		600		582
JungBoPremiumEdu Co., Ltd. (Note 1)		—		(293)		—		—		6,000		5,707
KTF		2,620,185		(76,461)		(474)		(14,429)		2,414		2,531,235
Nasmedia, Inc.		—		(552)		—		—		26,055		25,503
KTP		28,837		2,084		—		—		—		30,921
KTSC		21,933		510		(53)		—		(404)		21,986
Sidus FNH Co.		14,409		(1,659)		—		—		—		12,750
Olive Nine Co., Ltd.		17,880		(2,246)		5		(441)		1,155		16,353
KTC		1,264		81		(4)		—		—		1,341
Sidus FNH Benex Cinema Investment Fund (Note 1)		3,985		26		—		—		—		4,011
KTFT		1,623		(631)		(2)		—		—		990
KTAI (Note 1)		2,937		168		339		—		—		3,444
KTCC (Note1 )		946		196		192		—		—		1,334
KTPI (Notes 1 and 2)		—		—		—		—		—		—
KTJ (Note 1)		830		458		168		—		—		1,456
NTC (Note 1)		125,326		20,299		21,949		—		(5,080)		162,494
KTSC Investment Management B.V. (Note 1)		15		848		6,016		—		28,331		35,210
Super iMax (Note 1)		1,321		—		—		—		(1,321)		—
East Telecom (Note 1)		14,515		—		—		—		(14,515)		—
KT-Global New Media Fund (Note 1)		—		(37)		—		—		6,000		5,963
KTD (Note 1)		8,085		445		—		—		—		8,530
Metropol Property LLC (Note 1)		—		—		22		—		1,739		1,761
KBSi Co., Ltd.		3,408		610		—		—		—		4,018
KITF		77,578		1,442		(214)		—		—		78,806
Sky Life Contents Fund (Note 1)		4,997		(878)		—		—		—		4,119
Everyshow (Note 1)		—		(112)		—		—		1,500		1,388
KDB		24,892		5,269		6,315		—		—		36,476
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”) (Note 1)		7,147		92		(148)		—		—		7,091
Goodmorning F Co., Ltd. (Note 1)		1,151		179		(2)		—		—		1,328
KNRDC (Note 1)		3,788		3,001		—		—		—		6,789
KID		13,541		525		—		—		(228)		13,838
KIS		10,792		1,652		—		—		(171)		12,273

	June 30, 2008 (6 months)
	January 1, 2008		Equity in income (loss)	Increase (decrease) in equity of associates		Other capital surplus		Other increase (decrease)		June 30, 2008
Korea Seoul Contact all Co., Ltd. (Note 1)		271	(31)		—		—		—		240
Korea Service and Communication Co., Ltd. (Note 1)		274	12		—		—		—		286
Korea Call Center Co., Ltd. (Note 1)		266	29		—		—		—		295
TMworld Co., Ltd. (Note 1)		294	25		—		—		—		319
UMS&C (Note 1)		275	(8)		—		—		—		267
Exdell Corporation (Note 1)		177	63		—		—		—		240
Information Technology Service Kangbuk Corporation (Note 1)		190	19		—		—		—		209
Information Technology Solution Nambu Corporation (Note 1)		190	21		—		—		—		211
Information Technology Solution Seobu Corporation (Note 1)		190	31		—		—		—		221
Information Technology Solution Busan Corporation (Note 1)		190	9		—		—		—		199
Information Technology Solution Jungbu Corporation (Note 1)		190	(65)		—		—		—		125
Information Technology Solution Honam Corporation (Note 1)		190	29		—		—		—		219
Information Technology Solution Daegu Corporation (Note 1)		190	9		—		—		—		199
Mostech Co., Ltd. (Note 1)		3,016	(459)		—		—		—		2,557
eNtoB Corp. (Note 1)		3,841	104		—		—		—		3,945
MTC (Note 1)		10,020	1,075		1,253		—		(648)		11,700

Total	(Won)	3,378,153	(Won)(41,258)	(Won)	35,988	(Won)	(14,870)	(Won)	61,427	(Won)	3,419,440

	December 31, 2007 (12 months)
	January 1, 2007		Equity in income (loss)		Increase (decrease) in equity of associates		Other increase (decrease)		December 31, 2007
KTN	(Won)	50,840	(Won)	2,060	(Won)	—	(Won)	—	(Won)	52,900
KTR		40,535		7,672		—		—		48,207
KT Capital Co., Ltd.		99,573		359		111		—		100,043
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		—		(1,649)		—		9,008		7,359
KT Internal Venture Fund No. 2 (Note 1)		5,144		61		—		—		5,205
KTL		6,875		1,165		—		—		8,040
TSC		24,810		(13,963)		—		—		10,847
Korea Telecom Venture Fund No. 1		12,862		(295)		(19)		(12,548)		—
KTH		107,453		2,228		4,722		—		114,403
KTF		2,707,823		(10,133)		(16,227)		(61,278)		2,620,185
KTP		27,653		1,184		—		—		28,837
KTSC		18,686		3,768		(521)		—		21,933
Sidus FNH Co.		16,949		(2,541)		1		—		14,409
Olive Nine Co., Ltd.		22,000		(4,377)		257		—		17,880
KTC		862		406		(4)		—		1,264
Sidus FNH Benex Cinema Investment Fund		4,013		(28)		—		—		3,985
KTFT		—		1,246		11		366		1,623
KTAI		2,806		104		27		—		2,937
KTCC		813		65		68		—		946
KTPI (Note 2)		—		—		—		—		—
KTJ		—		625		205		—		830
NTC (Note 1)		93,581		21,732		11,918		(1,905)		125,326
KTSC Investment Management B.V. (Note 1)		—		—		—		15		15
Super iMax (Note 1)		—		—		—		1,321		1,321
East Telecom (Note 1)		—		—		—		14,515		14,515
KTD (Note 1)		7,867		219		(1)		—		8,085
KBSi Co., Ltd.		2,810		598		—		—		3,408
KITF		71,128		5,531		1,151		(232)		77,578
Sky Life Contents Fund		5,050		(53)		—		—		4,997
KDB (Note 1)		16,455		7,676		761		—		24,892
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”) (Note 1)		9,204		(1,668)		160		(549)		7,147
Goodmorning F Co., Ltd.		826		324		1		—		1,151
KNRDC		2,375		1,413		—		—		3,788
KID		12,230		1,463		—		(152)		13,541
KIS		8,382		2,524		—		(114)		10,792
Korea Seoul Contact all Co., Ltd.		228		43		—		—		271

	December 31, 2007 (12 months)
	January 1, 2007		Equity in income (loss)		Increase (decrease) in equity of associates		Other increase (decrease)		December 31, 2007
Korea Service and Communication Co., Ltd.		228		46		—		—		274
Korea Call Center Co., Ltd.		228		38		—		—		266
TMworld Co., Ltd.		228		66		—		—		294
UMS&C		228		47		—		—		275
Exdell Corporation (Note 1)		—		(13)		—		190		177
Information Technology Service Kangbuk Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Nambu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Seobu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Busan Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Jungbu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Honam Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Daegu Corporation (Note 1)		—		—		—		190		190
Mostech Co., Ltd. (Note 1)		4,186		(1,170)		—		—		3,016
eNtoB Corp.		3,363		471		7		—		3,841
Pivotec Co., Ltd.		6,299		38		(3,359)		(2,978)		—
MTC (Note 1)		9,321		1,233		52		(586)		10,020

Total	(Won)	3,403,914	(Won)	28,515	(Won)	(679)	(Won)	(53,597)	(Won)	3,378,153

(Note 1)	These securities were accounted for using the equity method of accounting based on unreviewed financial statements as of and for the six months ended June 30, 2008 as the reviewed financial statements on these companies could not be obtained. In order to verify the reliability of such unreviewed financial statements, the Company has performed the following procedures and found no significant exceptions:

i) Obtain the unreviewed financial statements signed by the investee’s chief executive officer and statutory auditor.

ii)     Identified whether the major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unreviewed financial statements.

iii) Identify the major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.

iv) Analyze the effect of potential difference between the unreviewed and audited financial statements.

(Note 2)	According to the resolution of the Company’s board of directors on October 25, 2007, KTPI was dissolved as of December 31, 2007 and expected to be liquidated in 2008.

Changes in investment differences from the equity method investment securities for the six months ended June 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	June 30, 2008 (6 months)										December 31, 2007 (12 months)
Affiliate	January 1, 2008		Increase		Amortization		Other		June 30, 2008		January 1, 2007		Increase		Amortization		December 31, 2007
KT FDS Co., Ltd.	(Won)	4,906	(Won)	—	(Won)	578		—	(Won)	4,328	(Won)	—	(Won)	5,772	(Won)	866	(Won)	4,906
JungBoPremiumEdu Co., Ltd.		—		2,182		136		—		2,046		—		—		—		—
KTF		325,284		—		65,057		—		260,227		455,313		—		130,029		325,284
Nasmedia, Inc.		—		14,436		1,183		—		13,253		—		—		—		—
Sidus FNH Co.		8,136		—		1,356		—		6,780		10,848		—		2,712		8,136
Olive Nine Co., Ltd.		14,204		—		1,775		—		12,429		17,755		—		3,551		14,204
Super iMax		1,320		—		—		(1,320)		—		—		1,320		—		1,320
East Telecom		4,277		—		—		(4,277)		—		—		4,277		—		4,277
KDB		21,856		—		5,464		—		16,392		33,413		—		11,557		21,856
Mostech Co., Ltd.		2,700		—		386		—		2,314		3,471		—		771		2,700

Total	(Won)	382,683	(Won)	16,618	(Won)	75,935	(Won)	(5,597)	(Won)	317,769	(Won)	520,800	(Won)	11,369	(Won)	149,486	(Won)	382,683

Details of unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of June 30, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	June 30, 2008						December 31, 2007
Company	Inventories		Property and equipment and intangible assets		Total		Inventories		Property and equipment and intangible assets		Total
KTR	(Won)	125	(Won)	—	(Won)	125	(Won)	108	(Won)	—	(Won)	108
KTL		—		77		77		—		96		96
KTH		—		(161)		(161)		—		(321)		(321)
KTF		8,045		1,490		9,535		2,035		2,679		4,714
KTC		—		21		21		—		41		41
KTFT		1,112		—		1,112		450		—		450

Total	(Won)	9,282	(Won)	1,427	(Won)	10,709	(Won)	2,593	(Won)	2,495	(Won)	5,088

Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discontinuance of the equity method of accounting as of June 30, 2008 are nil. KTPI was dissolved as of December 31, 2007 and is expected to be liquidated in 2008. Even if the changes in the Company’s equity not reflected due to the book value of the investment securities being zero amounted to (Won)112,543 million as of December 31, 2007, the outflow of the Company’s resources is not anticipated for such losses in the future, and accordingly, the accumulated losses not reflected in the Company’s investment securities as of June 30, 2008 and December 31, 2007 are nil.

The condensed financial information of the investees as of and for the six months ended June 30, 2008 and as of and for the year ended December 31, 2007 are as follows (in millions of Korean won):

	June 30, 2008 (6 months)
	Total assets		Total liabilities		Revenue		Net income (loss)
KTN	(Won)	155,111	(Won)	102,056	(Won)	190,603	(Won)	262
KTR		304,252		250,391		52,805		5,546
KT Capital Co., Ltd.		1,135,893		1,033,875		44,334		1,796
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		10,407		8,814		15,346		(860)
KT Internal Venture Fund No. 2		5,477		—		54		54
KTL		67,166		63,974		39,698		(5,410)
KT New Business Fund No .1		11,053		20		53		33
TSC		101,485		90,962		68,154		(1,001)
KTH		197,421		20,695		59,689		3,212
Sofnics Inc.		975		5		—		(139)
JungBoPremiumEdu Co., Ltd.		6,982		269		—		(287)
KTF		7,732,934		3,525,314		4,375,069		(10,932)
Nasmedia Inc.		55,845		31,349		64,762		1,841

	June 30, 2008 (6 months)
	Total assets	Total liabilities	Revenue	Net income (loss)
KTP	157,835	88,885	56,114	4,645
KTSC	103,414	43,976	36,770	1,305
Sidus FNH Co.	25,558	8,833	8,250	(849)
Olive Nine Co., Ltd.	38,155	18,012	21,451	(2,451)
KTC	35,921	28,753	24,136	323
Sidus FNH Benex Cinema Investment Fund	30,238	149	502	197
KTFT	176,140	121,504	233,830	817
KTAI	6,195	2,751	4,115	168
KTCC	1,553	219	1,293	196
KTJ	8,865	7,408	8,356	458
NTC	230,285	27,076	31,543	25,382
KTSC Investment Management B.V.	55,502	38	508	2,823
KT-Global New Media Fund	12,121	195	—	(74)
KTD	66,297	41,210	16,627	811
Metropol Property LLC	5,179	—	—	—
KBSi Co., Ltd.	20,129	7,719	16,046	1,885
KITF	338,171	433	13,829	6,180
Sky Life Contents Fund	18,409	102	312	210
Everyshow	6,588	66	55	(528)
KDB	569,490	348,995	192,368	25,415
Kiwoom Investment Co., Ltd.(formerly, “Korea IT Venture Partners Inc.”)	35,286	128	2,277	1,297
Goodmorning F Co., Ltd.	19,241	12,252	24,741	941
KNRDC	68,409	32,676	36,788	15,799
KID	—	—	—	—
KIS	89,269	24,710	73,575	8,779
Korea Seoul Contact all Co., Ltd.	6,831	5,570	21,123	(163)
Korea Service and Communication Co., Ltd.	6,167	4,144	16,432	62
Korea Call Center Co., Ltd.	5,104	3,553	14,163	152
TMworld Co., Ltd.	4,599	3,040	14,336	132
UMS&C	4,612	3,205	15,006	(41)
Exdell Corporation	2,128	865	5,907	333
Information Technology Service Kangbuk Corporation	5,356	4,258	24,840	98
Information Technology Solution Nambu Corporation	5,517	4,404	26,908	113
Information Technology Solution Seobu Corporation	6,696	5,532	25,083	121
Information Technology Solution Busan Corporation	6,483	5,431	24,200	53
Information Technology Solution Jungbu Corporation	2,466	1,809	18,982	(323)
Information Technology Solution Honam Corporation	5,832	4,593	18,772	239
Information Technology Solution Daegu Corporation	3,436	2,387	13,746	57
Mostech Co., Ltd.	7,585	6,228	9,800	(258)
eNtoB Corp.	67,729	42,482	359,293	714
MTC	36,979	7,729	16,473	2,750

	December 31, 2007 (12 months)
	Total assets		Total liabilities		Revenue		Net income (loss)
KTN	(Won)	154,739	(Won)	101,946	(Won)	337,819	(Won)	2,005
KTR		331,082		282,767		119,659		7,692
KT Capital Co., Ltd.		630,173		530,130		31,154		359
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		11,364		8,911		25,353		(1,434)
KT Internal Venture Fund No. 2		5,578		60		133		65
KTL		76,704		68,102		96,942		866
TSC		97,687		86,163		128,297		(14,922)
KTH		194,822		21,819		122,890		3,868
KTF		7,460,705		3,121,265		7,293,321		244,144
KTP		157,581		93,277		106,903		2,640
KTSC		68,980		9,677		33,236		10,168
Sidus FNH Co.		27,439		9,868		22,603		478
Olive Nine Co., Ltd.		41,588		22,437		35,173		(4,305)
KTC		19,957		13,093		39,432		1,997
Sidus FNH Benex Cinema Investment Fund		30,043		151		1,150		(209)
KTFT		164,591		110,714		455,996		2,645
KTAI		5,162		2,226		7,542		104
KTCC		1,002		56		1,588		65
KTPI		208		112,751		20		(13,481)
KTJ		4,671		3,841		5,219		864
NTC		172,679		15,951		106,591		27,177
KTSC Investment Management B.V.		25		—		—		—
Super iMax		1		—		—		—
East Telecom		25,388		5,313		9,345		6,020
KTD		62,967		39,190		43,570		643
KBSi Co., Ltd.		18,429		7,904		26,227		1,845
KITF		332,476		—		33,644		22,712
Sky Life Contents Fund		22,716		505		469		(236)
KDB		513,708		341,515		387,393		38,199
Kiwoom Investment Co., Ltd.(formerly, “Korea IT Venture Partners Inc.”)		35,609		173		3,979		(7,690)
Goodmorning F Co., Ltd.		16,988		10,927		56,842		1,707
KNRDC		46,034		26,100		62,074		7,435
KID		99,632		28,363		194,977		7,862
KIS		82,373		25,571		143,024		13,409
Korea Seoul Contact all Co., Ltd.		4,989		3,565		37,876		224
Korea Service and Communication Co., Ltd.		4,150		2,708		31,015		243
Korea Call Center Co., Ltd.		4,070		2,671		27,523		199
TMworld Co., Ltd.		3,799		2,371		26,995		348
UMS&C		4,255		2,808		26,691		247
Exdell Corporation		1,020		90		200		(70)
Information Technology Service Kangbuk Corporation		1,000		—		—		—
Information Technology Solution Nambu Corporation		1,000		—		—		—
Information Technology Solution Seobu Corporation		1,000		—		—		—
Information Technology Solution Busan Corporation		1,000		—		—		—
Information Technology Solution Jungbu Corporation		1,000		—		—		—
Information Technology Solution Honam Corporation		1,000		—		—		—
Information Technology Solution Daegu Corporation		1,000		—		—		—
Mostech Co., Ltd.		7,501		5,735		19,879		(2,222)
eNtoB Corp.		64,311		39,728		563,278		3,014
MTC		32,149		7,100		28,229		3,081

7.	PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

	June 30, 2008		December 31, 2007
Property and Equipment, at cost	(Won)	38,048,378	(Won)	37,532,007
Less accumulated depreciation		(27,331,805)		(26,877,161)
Less accumulated impairment loss		(74)		(1,027)
Less contribution for construction		(214,561)		(205,201)
Net	(Won)	10,501,938	(Won)	10,448,618

Changes in property and equipment for the six months ended June 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	June 30, 2008 (6 months)
	January 1, 2008		Acquisition cost (including capital expenditures)		Disposal		Depreciation		Impairment loss		Others (Note 1)		June 30, 2008
Land	(Won)	1,103,479	(Won)	—	(Won)	(953)	(Won)	—	(Won)	—	(Won)	(1,545)	(Won)	1,100,981
Buildings		2,921,588		18		(11,864)		(63,784)		—		121,782		2,967,740
Structures		168,131		—		(2,532)		(7,459)		—		(2,724)		155,416
Machinery		5,820,762		15,834		(26,401)		(803,989)		(21)		643,892		5,650,077
Vehicles		4,162		—		(8)		(886)		—		—		3,268
Others		176,126		12,428		(1,189)		(47,332)		—		27,889		167,922
Construction-in-progress		254,370		1,019,984		—		—		—		(817,820)		456,534

	(Won)	10,448,618	(Won)	1,048,264	(Won)	(42,947)	(Won)	(923,450)	(Won)	(21)	(Won)	(28,526)	(Won)	10,501,938

	December 31, 2007 (12 months)
	January 1, 2007		Acquisition cost (including capital expenditures)		Disposal		Depreciation		Impairment loss		Others (Note 1)		December 31, 2007
Land	(Won)	1,060,530	(Won)	16	(Won)	(3,211)	(Won)	—	(Won)	—	(Won)	46,144	(Won)	1,103,479
Buildings		2,913,906		21		(9,194)		(125,603)		—		142,458		2,921,588
Structures		171,845		—		(569)		(15,722)		—		12,577		168,131
Machinery		5,806,329		21,723		(96,744)		(1,776,575)		(4,447)		1,870,476		5,820,762
Vehicles		5,559		—		(46)		(2,497)		—		1,146		4,162
Others		182,042		27,404		(675)		(114,422)		—		81,777		176,126
Construction-in-progress		257,873		2,173,293		—		—		—		(2,176,796)		254,370

	(Won)	10,398,084	(Won)	2,222,457	(Won)	(110,439)	(Won)	(2,034,819)	(Won)	(4,447)	(Won)	(22,218)	(Won)	10,448,618

(Note 1)	Others consist mainly of transfers from construction-in-progress to machinery, an increase in contribution for construction and reclassifications.

8.	INTANGIBLE ASSETS

Changes in intangible assets for the six months ended June 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	June 30, 2008 (6 months)
	January 1, 2008		Increase		Amortization		Impairment loss		Others		June 30, 2008
Industrial rights	(Won)	4,759	(Won)	283	(Won)	(463)	(Won)	—	(Won)	—	(Won)	4,579
Development costs		201,798		21,111		(53,754)		—		(119)		169,036
Software		86,863		12,514		(13,548)		—		(360)		85,469
Frequency usage rights		91,142		—		(10,945)		—		—		80,197
Others		55,176		676		(3,396)		—		—		52,456

	(Won)	439,738	(Won)	34,584	(Won)	(82,106)	(Won)	—	(Won)	(479)	(Won)	391,737

	December 31, 2007 (12 months)
	January 1, 2007		Increase		Amortization		Impairment loss		Others		December 31, 2007
Industrial rights	(Won)	4,342	(Won)	1,389	(Won)	(972)	(Won)	—	(Won)	—	(Won)	4,759
Development costs		193,544		111,401		(102,662)		—		(485)		201,798
Software		87,954		24,353		(25,431)		—		(13)		86,863
Frequency usage rights		113,031		—		(21,889)		—		—		91,142
Others		71,911		5,019		(10,245)		(7,066)		(4,443)		55,176

	(Won)	470,782	(Won)	142,162	(Won)	(161,199)	(Won)	(7,066)	(Won)	(4,941)	(Won)	439,738

The components of intangible assets as of June 30, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	June 30, 2008
	Acquisition cost		Accumulated amortization		Accumulated impairment loss		Book value
Industrial rights	(Won)	12,659	(Won)	(8,080)	(Won)	—	(Won)	4,579
Development costs		576,348		(407,312)		—		169,036
Software		200,185		(114,716)		—		85,469
Frequency usage rights		125,800		(45,603)		—		80,197
Others		132,711		(73,189)		(7,066)		52,456

	(Won)	1,047,703	(Won)	(648,900)	(Won)	(7,066)	(Won)	391,737

	December 31, 2007
	Acquisition cost		Accumulated amortization		Accumulated impairment loss		Book value
Industrial rights	(Won)	12,375	(Won)	(7,616)	(Won)	—	(Won)	4,759
Development costs		559,303		(357,505)		—		201,798
Software		192,311		(105,448)		—		86,863
Frequency usage rights		125,800		(34,658)		—		91,142
Others		132,035		(69,793)		(7,066)		55,176

	(Won)	1,021,824	(Won)	(575,020)	(Won)	(7,066)	(Won)	439,738

The Company’s research and ordinary development expenses amounted to (Won)113,985 million and (Won)108,537 million for the six months ended June 30, 2008 and 2007, respectively.

9.	BONDS AND LONG-TERM BORROWINGS

a.	Bonds

Bonds as of June 30, 2008 and December 31, 2007 are summarized as follows (in thousands of U.S. dollars and millions of Japanese yen and Korean won):

	June 30, 2008
Type	Issue date	Amount		Maturity (Note 2)	Interest rate per annum
MTNP notes (Note 1)	6/24/2004	(Won)	626,040	6/24/2014	5.88%
			(USD600,000)
MTNP notes (Note 1)	9/7/2004	(Won)	104,340	9/7/2034	6.50%
			(USD100,000)
MTNP notes (Note 1)	7/15/2005	(Won)	417,360	7/15/2015	4.88%
			(USD400,000)
MTNP notes (Note 1)	5/3/2006	(Won)	208,680	5/3/2016	5.88%
			(USD200,000)
Euro bonds	4/11/2007	(Won)	208,680	4/11/2012	5.13%
			(USD200,000)
The 132nd Public bond	2/9/2001		70,000	2/9/2011	7.68%
The 154th Public bond	7/31/2002		220,000	7/31/2009	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	6.35%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%
The 170th Public bond	1/11/2008		122,724	1/11/2011	1.44%
			(JPY 12,500)
The 171st Public bond	2/28/2008		100,000	2/28/2013	5.41%
The 172-1st Public bond	3/31/2008		52,170	3/31/2011	4.20%
			(USD 50,000)
The 172-2nd Public bond	3/31/2008		114,774	3/31/2012	4.30%
			(USD110,000)

Total			5,164,768
Less current portion			—

Long-term portion			5,164,768
Discount on bonds			(29,531)

Net		(Won)	5,135,237

	December 31, 2007
Type	Issue date	Amount		Maturity (Note 2)	Interest rate per annum
MTNP notes (Note 1)	6/24/2004	(Won)	562,920	6/24/2014	5.88%
			(USD 600,000)
MTNP notes (Note 1)	9/7/2004	(Won)	93,820	9/7/2034	6.50%
			(USD100,000)
MTNP notes (Note 1)	7/15/2005	(Won)	375,280	7/15/2015	4.88%
			(USD 400,000)
MTNP notes (Note 1)	5/3/2006	(Won)	187,640	5/3/2016	5.88%
			(USD 200,000)
Euro bonds	4/11/2007	(Won)	187,640	4/11/2012	5.13%
			(USD 200,000)
The 130th Public bond	1/19/2001	(Won)	50,000	1/19/2008	7.28%
The 132nd Public bond	2/9/2001		70,000	2/9/2011	7.68%
The 133rd Public bond	2/12/2001		50,000	2/12/2008	6.78%
The 138th Public bond	2/28/2001		100,000	2/28/2008	7.45%
The 154th Public bond	7/31/2002		220,000	7/31/2009	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	6.35%
The 158th Public bond	4/30/2003		220,000	4/30/2008	5.29%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%

Total			5,037,300
Less current portion (not including discounts on bonds of (Won)62 million)			(420,000)

Long-term portion			4,617,300
Discount on bonds			(28,012)

Net		(Won)	4,589,288

(Note 1)	As of June 30, 2008, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.

(Note 2)	All the bonds are repayable in full at maturity.

b.	Long-term Borrowings in Korean Won

Long-term borrowings in Korean won as of June 30, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	Maturity date	Interest rate per annum	June 30, 2008		December 31, 2007
Informatization Promotion Fund	3/15/2008	4.88%	(Won)	—	(Won)	2,200
	12/15/2008	5.40%		1,434		2,867
	3/15/2009	5.90%		5,700		9,500
	3/15/2010	5.10%		5,833		7,500
	6/15/2010	5.10%		4,040		5,050
	3/15/2012	5.35%		11,820		11,820
	3/15/2013	5.35%		10,935		—
Inter-Korean Cooperation Fund	7/11/2026	2.00%		1,920		1,920
	7/11/2026	2.00%		1,847		1,847
	7/11/2026	2.00%		1,098		1,098
	7/11/2026	2.00%		800		800

Total				45,427		44,602
Less current portion				(13,472)		(18,020)

Net			(Won)	31,955	(Won)	26,582

Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Fund is repayable in installments for thirteen years after seven year grace period.

c.	Repayment Schedule

Repayment schedule of the Company’s bonds and long-term borrowings as of June 30, 2008 is as follows (in millions of Korean won):

Year ending June 30,	Bonds						Borrowings in local currency		Total
	In local currency		In foreign currency		Sub- total
2009	(Won)	—	(Won)	—	(Won)	—	(Won)	13,472	(Won)	13,472
2010		620,000		—		620,000		9,371		629,371
2011		1,080,000		174,894		1,254,894		7,585		1,262,479
2012		710,000		323,454		1,033,454		6,600		1,040,054
2013		100,000		—		100,000		2,734		102,734
Thereafter		800,000		1,356,420		2,156,420		5,665		2,162,085

Total	(Won)	3,310,000	(Won)	1,854,768	(Won)	5,164,768	(Won)	45,427	(Won)	5,210,195

10.	PROVISIONS

Changes in provisions for the six months ended June 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	June 30, 2008 (6 months)
	January 1, 2008		Increase		Decrease				Other		June 30, 2008
					Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	32,849	(Won)	2,017	(Won)	(1)	(Won)	(17,651)	(Won)	—	(Won)	17,214
KT members point (Note 2)		1,751		229		(1,037)		(136)		—		807
Provision for loss from system integration (“SI”) business (Note 3)		2,294		5,598		—		(3,355)		—		4,537
Call bonus points (Note 4)		—		—		—		(2,416)		8,010		5,594
Let’s 010 call bonus points (Note 5)		—		—		—		(94)		382		288

Sub total		36,894		7,844		(1,038)		(23,652)		8,392		28,440

Non-current portion:
Call bonus points (Note 4)		20,087		—		(3,000)		—		(8,010)		9,077
Let’s 010 call bonus points (Note 5)		590		146		—		—		(382)		354

Sub total		20,677		146		(3,000)		—		(8,392)		9,431

Total	(Won)	57,571	(Won)	7,990	(Won)	(4,038)	(Won)	(23,652)	(Won)	—	(Won)	37,871

	December 31, 2007 (12 months)
	January 1, 2007		Increase		Decrease				December 31, 2007
					Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	4,991	(Won)	34,269	(Won)	(4,970)	(Won)	(1,441)	(Won)	32,849
KT members point (Note 2)		1,402		1,600		—		(1,251)		1,751
Provision for loss from system integration (“SI”) business (Note 3)		—		2,294		—		—		2,294

Sub total		6,393		38,163		(4,970)		(2,692)		36,894

Non-current portion:
Call bonus points (Note 4)		72,693		—		(44,097)		(8,509)		20,087
Let’s 010 call bonus points (Note 5)		1,494		—		(829)		(75)		590

Sub total		74,187		—		(44,926)		(8,584)		20,677

Total	(Won)	80,580	(Won)	38,163	(Won)	(49,896)	(Won)	(11,276)	(Won)	57,571

(Note 1)	The amount recognized as the litigation provision is the estimate of payments required to settle the obligation.

(Note 2)	The Company recorded provisions for the KT members points with which VIP customers of the fixed-line or mobile telephone users are entitled to receive certain goods and other benefits up to (Won)25,000 per person.

(Note 3)	The estimated losses on the SI business in progress were recognized as the provision.

(Note 4)	The amount recognized as the call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each balance sheet date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.

(Note 5)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points with which its PCS subscribers are entitled to receive certain goods and other benefits from the Company.

11.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The list of subsidiaries of the Company as of June 30, 2008 is as follows:

Type of control	Subsidiaries
Direct control	KTF, KTH, KTSC, KTP, KTN, KTL, TSC, KTR, KT Capital Co., Ltd., Sidus FNH Co., Olive Nine Co., Ltd., KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”), KT Internal Venture Fund No.2, Sidus FNH Benex Cinema Investment Fund, KTAI, NTC, KTJ, KTCC, KTSC Investment Management B.V., Nasmedia, KT New Business Fund No.1, Sofnics Inc. and Jungbo Premium Edu

Indirect control through KTF	KTFT, KTF MHows, KTF M&S, PT.KTF Indonesia, KTF Music (formerly, “Bluecord Technology”) and Doremi media

Indirect control through KTH	KTC

Significant account balances with related parties as of June 30, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

Related party	Account	June 30, 2008		December 31, 2007
Subsidiary:
KTF	Receivables	(Won)	59,799	(Won)	47,850
	Payables		198,662		212,689
KTH	Receivables		2,378		777
	Accrued expenses		10,659		12,943
KTN	Receivables		5,391		7,351
	Payables		31,072		45,508
KTL	Receivables		84		681
	Payables		8,618		20,408
KTFT	Receivables		3,821		629
	Payables		11,484		13,010
KTC	Receivables		1,845		1,844
	Payables		14,581		15,298
KTR	Receivables		252		1,077
	Payables		56,623		58,912
Others	Receivables		5,402		4,713
	Payables		24,087		12,252

Equity method investee:
KDB	Receivables		9,108		6,944
	Payables		6,132		7,682
KID	Receivables		4,913		1,074
	Payables		12,708		15,763
KNRDC	Receivables		2		33
	Payables		2,900		11,486
KIS	Receivables		1,173		18
	Payables		9,087		12,211
Goodmorning F Co., Ltd.	Payables		6,717		8,267
eNtoB Corp.	Payables		10,111		17,198
Korea Seoul Contact all Co., Ltd.	Payables		4,015		3,482
Korea Service and Communication Co., Ltd.	Payables		3,231		2,768
Korea Call Center Co., Ltd.	Payables		2,806		2,395
TMworld Co., Ltd.	Payables		3,076		2,364
UMS&C	Payables		3,120		2,582
Other	Receivables		587		14
	Payables		3,886		1,110

Total	Receivables	(Won)	94,755	(Won)	73,005

	Payables	(Won)	423,575	(Won)	478,328

Significant transactions with related parties for the three months and six months ended June 30, 2008 and 2007 are summarized as follows (in millions of Korean won):

Related party	Transactions	Account	Three months ended June 30, 2008		Six months ended June 30, 2008		Three months ended June 30, 2007		Six months ended June 30, 2007
Subsidiary:
KTF	Leased line charges and other	Operating revenue	(Won)	115,730	(Won)	227,289	(Won)	113,865	(Won)	227,839
	Purchase of PCS networks and other	Operating expense		199,426		385,183		192,928		377,058
	Interest income	Non-operating revenue		—		—		24		127
KTH	Leased line charges and other	Operating revenue		3,242		4,922		1,318		2,214
	Commission and other	Operating expense		4,772		20,381		10,950		17,369
KTN	Leased line charges and other	Operating revenue		5,086		14,983		9,390		18,648
	Cost of system integration (“SI”), network integration business and other	Operating expense		45,022		67,341		36,812		62,762
KTL	Leased line charges and other	Operating revenue		297		630		383		872
	Commissions and other	Operating expense		17,701		36,079		22,878		43,223
KTFT	Telecommunication revenue and other	Operating revenue		421		975		504		1,550
	Cost of goods sold and other	Operating expense		19,035		35,232		25,769		56,834
KTC	Telecommunication revenue and other	Operating revenue		306		608		352		601
	Commissions and other	Operating expense		7,702		13,570		7,009		12,789
KTR	Telecommunication revenue and other	Operating revenue		837		922		89		205
	Commissions and other	Operating expense		11,162		22,700		9,807		19,170
Other	Telecommunication revenue and other	Operating revenue		5,698		10,165		5,909		13,295
	Commissions and other	Operating expense		4,296		12,706		5,160		9,754

Related party	Transactions	Account	Three months ended June 30, 2008		Six months ended June 30, 2008		Three months ended June 30, 2007		Six months ended June 30, 2007
Equity method investee:
KDB	SI revenue and other	Operating revenue		13,970		28,168		21,935		41,968
	Commission and other	Operating expense		933		1,060		1,413		2,595
KID	Rent and other	Operating revenue		7,642		13,704		3,068		5,984
	Commission and other	Operating expense		23,971		47,472		23,235		45,068
Goodmorning F Co., Ltd.	Telecommunication revenue and other	Operating revenue		151		262		127		242
	Commission and other	Operating expense		10,335		18,789		10,056		18,406
KNRDC	Telecommunication revenue and other	Operating revenue		160		318		157		316
	Commission and other	Operating expense		5,703		7,040		13,672		18,220
KIS	Telecommunication revenue and other	Operating revenue		4,474		9,900		4,622		10,026
	Commission and other	Operating expense		14,622		30,236		21,654		40,713
eNtoB Corp.	Commission and other	Operating expense		41,243		64,369		36,622		58,796
Korea Seoul Contact all Co., Ltd.	Commission and other	Operating expense		10,600		20,686		8,700		17,330
Korea Service and Communication Co., Ltd.	Commission and other	Operating expense		8,501		15,890		8,057		16,297
Korea Call Center Co., Ltd.	Commission and other	Operating expense		7,195		14,413		6,739		13,302
TMworld Co., Ltd.	Commission and other	Operating expense		7,116		14,225		6,583		13,087
UMS&C	Commission and other	Operating expense		5,012		11,620		6,444		12,374
Other	Telecommunication revenue and other	Operating revenue		3,232		3,882		445		445
	Commission and other	Operating expense		139,163		145,436		474		1,352

Total		Revenues	(Won)	161,246	(Won)	316,728	(Won)	162,188	(Won)	324,332
		Expenses	(Won)	583,510	(Won)	984,428	(Won)	454,962	(Won)	856,499

Compensation to key management personnel of the Company for the six months ended June 30, 2008 and 2007 are as follows (in millions of Korean won):

	For the three months ended June 30, 2008		For the six months ended June 30, 2008		For the three months ended June 30, 2007		For the six months ended June 30, 2007		Description
Benefits	(Won)	4,475	(Won)	9,018	(Won)	5,340	(Won)	9,846	Salaries, bonuses, other allowances, retirement benefits, medical benefits and other
Share-based payment		355		710		255		536	Stock grants and others

Total	(Won)	4,830	(Won)	9,728	(Won)	5,595	(Won)	10,382

The Company considers management of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors as key management personnel.

12.	COMMON STOCK

As of June 30, 2008, the Company’s number of shares authorized are 1,000,000,000 shares with par value of (Won)5,000 per share.

As of June 30, 2008 and December 31, 2007, the number of shares issued by the Company are 275,202,400 shares, and the common stock amounted to (Won)1,560,998 million. As allowed by the Securities Exchange Law, the Company retired 36,997,259 treasury shares through June 30, 2008 and December 31, 2007 by charges against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by (Won)5,000 par value of common stock.

13.	COMPREHENSIVE INCOME

Comprehensive income for the three months and six months ended June 30, 2008 and 2007 are as follows (in millions of Korean won):

Description	Three months ended June 30, 2008		Six months ended June 30, 2008		Three months ended June 30, 2007		Six months ended June 30, 2007
Net income	(Won)	160,530	(Won)	314,605	(Won)	229,710	(Won)	616,993
Cumulative effect of a change in accounting policy		—		2,621		—		—
Other comprehensive income:
Unrealized gain(loss) on available-for-sale securities (Tax effect: ((Won)235) million and (Won)95 million for the three months and six months ended June 30, 2008, and (Won)438 million and (Won)182 million for the three months and six months ended June 30, 2007)		621		(249)		(1,154)		(478)
Increase in equity of associates (Tax effect: (Won)2,383 million and ((Won)583) million for the three months and six months ended June 30, 2008, and (Won)76 million and (Won)1,001 million for the three months and six months ended June 30, 2007)		5,933		14,548		(6,949)		(3,856)
Decrease in equity of associates (Tax effect: (Won)1,226 million and ((Won)1,856) million for the three and six months ended June 30, 2008 and ((Won)618) million and ((Won)1,039) million for the three and six months ended June 30, 2007)		17,980		19,004		8,815		2,869
Unrealized gain on valuation of derivatives (Tax effect: ((Won)2,110) million and ((Won)2,143) million for the three months and six months ended June 30, 2008, and nil for the three months and six months ended June 30, 2007)		5,561		5,650		—		—
Unrealized loss on valuation of derivatives (Tax effect: ((Won)1,109) million and (Won)386 million for the three months and six months ended June 30, 2008, and nil for the three months and six months ended June 30, 2007)		2,921		(1,018)		—		—

Comprehensive income	(Won)	193,546	(Won)	355,161	(Won)	230,422	(Won)	615,528

14.	SHARE-BASED PAYMENT

The Company granted stock options to its executive officers and directors through 2006 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant
Grant date		Dec. 26, 2002		Sep. 16, 2003		Dec. 12, 2003		Feb. 4, 2005		Apr. 28, 2005
Grantee		Executives		Outside directors		Executives		Executives		Executives
Number of basic allocated shares upon grant		460,000		36,400		80,000		50,800		45,700
Number of additional shares related to business performance upon grant		220,000		—		40,000		20,000		20,000
Number of shares expected to be exercised upon grant		562,958		36,400		106,141		60,792		55,692
Number of settled or forfeited shares		191,326		33,400		106,141		10,800		65,700
Number of allocated shares as of June 30, 2008		300,415		3,000		—		40,000		—
Number of additional shares related to business performance as of June 30, 2008		71,217		—		—		3,153		—
Number of shares expected to be exercised		371,632		3,000		—		43,153		—
Fair value (in Korean won)	(Won)	22,364	(Won)	12,443	(Won)	10,926	(Won)	12,322	(Won)	10,530
Total compensation cost (in millions of Korean won)	(Won)	8,311	(Won)	38	(Won)	—	(Won)	531	(Won)	—
Exercise price (in Korean won)	(Won)	70,000	(Won)	57,000	(Won)	65,000	(Won)	54,600	(Won)	50,400
Exercise period		Dec. 27, 2004 ~Dec. 26, 2009		Sep. 17, 2005 ~Sep. 16, 2010		Dec. 13, 2005 ~Dec. 12, 2010		Feb. 5, 2007 ~Feb. 4, 2012		Apr. 29, 2007 ~Apr. 28, 2012
Valuation method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method

Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stocks or cash settlement (cash and provision of treasury stocks) subject to its circumstances.

The Company adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant		2nd grant	3rd grant		4th grant		5th grant
Risk free interest rate	5.46%		4.45%	5.09%		4.43%		4.07%
Expected duration	4.5 years to 5.5 years		4.5 years	4.5 years to 5.5 years		4.5 years to 5.5 years		4.5 years to 5.5 years
Expected volatility	49.07 ~49.90	% %	34.49%	31.26 ~33.90	% %	33.41 ~42.13	% %	33.51 ~35.92	% %
Expected dividend yield ratio	1.10%		1.57%	1.57%		5.86%		5.86%

Of total compensation costs calculated using the fair value method, the compensation costs recognized through June 30, 2008 are as follows (in millions of Korean Won):

	1st grant		2nd grant		3rd grant		4th grant		5th grant		Total
Total compensation costs before adjustment	(Won)	10,602	(Won)	453	(Won)	1,160	(Won)	749	(Won)	586	(Won)	13,550
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		(4,670)

Total compensation costs after adjustment		8,311		38		—		531		—		8,880
Compensation costs recognized in prior periods		(8,311)		(38)		—		(531)		—		(8,880)

Compensation costs to be recognized		—		—		—		—		—		—

Details of stock grants to directors including chief executive officer from 2007 are as follows:

	1st grant	2nd grant
Grant date	March 29, 2007	March 27, 2008
Grantee	Registered directors	Registered directors
Estimated number of shares granted	23,925 shares	29,481 shares
Vesting conditions	Service condition: one year Non-market performance condition: achievement of performance	Service condition: one year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	(Won)42,706	(Won)48,160
Total compensation costs (in Korean won)	(Won)1,022 million	(Won)1,420 million
Estimated exercise date (exercise date)	March 27, 2008	March 27, 2009
Valuation method	Fair value method	Fair value method

Above compensation costs were calculated based on the fair value method and charged to current operations until June 30, 2008 as follows (in millions of Korean won):

	1st grant		2nd grant
Total compensation costs	(Won)	1,022	(Won)	1,420
Compensation costs recognized in prior periods		(1,022)		—
Compensation costs to be reflected in the current period		—		1,420
Compensation costs recognized in the current period		—		(710)

Compensation costs to be recognized after the current period	(Won)	—	(Won)	710

15.	TREASURY STOCK

Changes in treasury stock for the six months ended June 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won except for share data):

	June 30, 2008 (6 months)
	January 1, 2008			Increase			Disposal			Retirement			June 30, 2008
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,256,407	(Won)	3,732,977	280,000	(Won)	12,566	(15,173)	(Won)	(806)	—	(Won)	—	70,521,234	(Won)	3,744,737
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,515,577	(Won)	3,825,688	280,000	(Won)	12,566	(15,173)	(Won)	(806)	—	(Won)	—	71,780,404	(Won)	3,837,448

	December 31, 2007 (12 months)
	January 1, 2007			Increase			Disposal			Retirement			December 31, 2007
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,273,052	(Won)	3,733,861	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	70,256,407	(Won)	3,732,977
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,532,222	(Won)	3,826,572	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	71,515,577	(Won)	3,825,688

Above treasury stocks are expected to be used for the stock compensation to the Company’s directors and employees and other purposes.

16.	OPERATING REVENUES

Operating revenues for the three months and six months ended June 30, 2008 and 2007 are as follows (in millions of Korean won):

	Three months ended June 30, 2008		Six months ended June 30, 2008		Three months ended June 30, 2007		Six months ended June 30, 2007
Internet connection	(Won)	539,806	(Won)	1,067,954	(Won)	529,888	(Won)	1,056,006
Internet application		148,161		255,089		97,725		188,990
Data communication		412,967		815,361		407,775		814,719
Fixed-line telephone		1,016,258		2,039,409		1,037,285		2,093,741
LM (Note)		358,490		722,637		405,347		817,296
PCS		428,816		848,715		399,398		779,756
System integration		57,933		113,442		68,614		114,118
Real estate		60,509		119,253		58,449		104,339
Other operating revenue		6,106		14,194		4,886		12,765

Operating revenue	(Won)	3,029,046	(Won)	5,996,054	(Won)	3,009,367	(Won)	5,981,730

(Note) This represents revenue arising form the calls from fixed-line phone to mobile phone.

17.	OPERATING EXPENSES

Operating expenses for the three months and six months ended June 30, 2008 and 2007 are as follows (in millions of Korean won):

	Three months ended June 30, 2008		Six months ended June 30, 2008		Three months ended June 30, 2007		Six months ended June 30, 2007
Salaries and wages	(Won)	458,263	(Won)	939,948	(Won)	456,855	(Won)	903,377
Share-based payment		355		710		255		536
Provision for severance indemnities		57,280		155,257		62,363		167,733
Employee welfare		121,294		230,734		116,195		227,248
Travel		5,988		11,723		7,947		15,431
Communications		13,677		27,448		13,615		27,105
Utilities		36,053		78,919		36,036		74,719
Taxes and dues		39,623		80,360		34,569		73,667
Supplies		7,634		13,169		8,804		14,243
Rent		17,619		34,247		21,422		40,044
Depreciation		459,245		904,904		453,964		899,650
Amortization		35,681		72,699		36,684		68,893
Repairs and maintenance		124,603		243,401		135,711		237,219
Automobile maintenance		5,695		11,004		4,673		8,970
Commissions		173,344		344,273		179,933		333,004
Advertising		32,260		49,202		35,433		55,990
Education and training		3,023		10,812		6,439		14,007
Research and development		57,173		113,985		54,714		108,537
Interconnection charges		176,756		361,217		195,027		395,711
Cost of services		182,625		355,253		164,338		314,697
Commissions for system integration service		52,943		106,857		71,226		114,054
International call settlement		59,343		118,633		42,994		88,837
Cost of goods sold		187,974		349,690		183,423		367,478
Promotion		68,962		148,267		47,231		97,424
Sales commission		228,777		458,854		248,806		389,795
Provision for doubtful accounts		49,376		56,229		—		19,787
Other		17,922		36,789		17,850		32,649

		2,673,488		5,314,584		2,636,507		5,090,805
Less transfer to other accounts		(12,062)		(19,193)		(9,831)		(21,333)

	(Won)	2,661,426	(Won)	5,295,391	(Won)	2,626,676	(Won)	5,069,472

18.	NET INCOME PER SHARE

The Company’s net income per share for the three months and six months ended June 30, 2008 and 2007 are computed as follows (in millions of Korean won, except for per share data):

a. Basic Net Income Per Share

	Three months ended June 30, 2008		Six months ended June 30, 2008		Three months ended June 30, 2007		Six months ended June 30, 2007
Net income	(Won)	160,530	(Won)	314,605	(Won)	229,710	(Won)	616,993
Weighted average number of common shares outstanding		203,692,106		203,689,881		207,818,168		207,956,184

Basic net income per share(in Korean won)	(Won)	788	(Won)	1,545	(Won)	1,105	(Won)	2,967

Basic net income per share, which include the effects of the restatement as discussed in Note 2, for the three months ended March 31, 2008 and 2007 and for the year ended December 31, 2007 are (Won)756, (Won)1,818 and (Won)4,753, respectively.

b. Diluted Net Income Per Share

	Three months ended June 30, 2008		Six months ended June 30, 2008		Three months ended June 30, 2007		Six months ended June 30, 2007
Net income	(Won)	160,530	(Won)	314,605	(Won)	229,710	(Won)	616,993

Adjusted net income	(Won)	160,530	(Won)	314,605	(Won)	229,710	(Won)	616,993
Weighted average number of Common stock outstanding		203,692,106		203,689,881		207,818,168		207,956,184
Number of shares with dilutive effects (Note)		—		—		—		—

Diluted net income per share (in Korean won)	(Won)	788	(Won)	1,545	(Won)	1,105	(Won)	2,967

Diluted net income per share, which include the effects of the restatement as discussed in Note 2, for the three months ended March 31, 2008 and 2007 and for the year ended December 31, 2007 are (Won)756, (Won)1,818 and (Won)4,753, respectively.

For the purpose of calculating diluted net income per share, all dilutive potential common shares were added to net income attributable to common share holders and the weighted average number of shares outstanding, respectively. Diluted net income per share is calculated by dividing adjusted net income by the weighted average number of common shares and all dilutive potential common shares. Stock options and other share-based payments have no dilutive effect and are excluded from the calculation of diluted net income per share.

(Note) Potential common shares as of June 30, 2008 and December 31, 2007 are as follows:

	Par value	Issue date	Maturity date	Exercisable Period	Common shares to be issued
					June 30, 2008		December 31, 2007
Stock option	(Note 1)	December 26, 2002	December 26, 2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	(Won)	371,632	(Won)	371,632
Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date		3,000		3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date		43,153		43,153
Other share-based payment	(Note 4)	March, 29, 2007	March 27, 2008	On maturity date, subject to the resolution of board of directors		—		23,925
Other share-based payment	(Note 4)	March, 27, 2008	March 27, 2009	On maturity date, subject to the resolution of board of directors		29,481		—

Total					(Won)	447,266	(Won)	441,710

(Note 1)	Exercise price of (Won)70,000 per common share.

(Note 2)	Exercise price of (Won)57,000 per common share.

(Note 3)	Exercise price of (Won)54,600 per common share.

(Note 4)	Shares to be given subject to performance.

19.	COMMITMENTS AND CONTINGENCIES

a. Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of (Won)116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of (Won)24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005. As of June 30, 2008, except for a fine of (Won)8,094 million imposed to the Company related to international long-distance services and leased line services for Internet cafes, the Company has appealed certain portion of the fine imposed by the FTC amounting to (Won)132,332 million to the Supreme Court. However, the final result of this appeal cannot be presently determined.

The Company is also in various litigation as a defendant in other cases of which claim amounts totaled (Won)31,536 million (79 cases) as of June 30, 2008. The Company accrued (Won)17,214 million as provisions related to the litigation as of June 30, 2008. However, the final result of this litigation cannot be presently determined.

b. Commitments with Financial Institutions

As of June 30, 2008, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies)

Commitment	Financial institution	Limit
Bank overdraft	Kookmin Bank	(Won)	500,000
	Shinhan Bank		100,000
	Woori Bank		350,000

		(Won)	950,000

Commercial paper	Korea Exchange Bank	(Won)	130,000

Collateralized loan on accounts receivable -trade	Kookmin Bank	(Won)	300,000
	Shinhan Bank		50,000
	Woori Bank		100,000
	NH bank		100,000
	Industrial Bank of Korea		150,000

		(Won)	700,000

Letters of credit	Korea Exchange Bank	USD	5,000

Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000

As of June 30, 2008, guarantees received from financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Guarantee	Financial institution	Limit		Used amount
Performance guarantee for construction	Export-Import Bank of Korea	USD	1,885	USD	1,885
		SAR	735	SAR	735
	Korea Software Financial Cooperative and others		159,222		159,222
	Seoul Guarantee Insurance		33,358		33,358

	Sub total	(Won)	192,580	(Won)	192,580
		USD	1,885	USD	1,885
		SAR	735	SAR	735

General Guarantee	Korea Exchange Bank	USD	1,000	USD	110
		(Won)	300	(Won)	200

Total		(Won)	192,880	(Won)	192,780
		USD	2,885	USD	1,995
		SAR	735	SAR	735

c. Shareholders’ Agreement between KT and NTT DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF for total proceeds of (Won)563,766 million (20,176,309 shares). In addition, on December 26, 2005, KT and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its 20,176,309 shares for the acquisition amount plus interests to KT if an agreed target network coverage for W-CDMA service within Korea is not met by December 31, 2008. However, as of August 3, 2007, KTF reached the target network coverage mentioned above, and the right of DoCoMo to put its shares to KT has been now extinguished.

d. Put and Call Combination Contract with JPMorgan Chase Bank

On December 27, 2005, the Company and JPMorgan Chase Bank entered into a “Put and Call Combination” contract based on the shares of Korea Digital Satellite Broadcasting (“KDB”), an equity method investee. Under this contract, during the period from December 29, 2007 to December 29, 2008, KT has the option to acquire 9,200,000 shares of KDB that were purchased by JP Morgan Whiterfriars Inc. on December 28, 2005. Otherwise, JPMorgan Chase Bank has the option to exercise the put option on such KDB shares to KT on December 29, 2008. The exercise price under the contract for both KT and JPMorgan Chase Bank is (Won)46,000 million.

e. Payment of a Handset Subsidy to PCS or WiBro Users

According to the provisions of the Telecommunications Business Law (“TBL”), the Company has provided a one time handset subsidy to eligible mobile phone users, who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months, within the next two years from June 27, 2006 to March 26, 2008.

Above handset subsidy program was terminated effective March 27, 2008, however the Company currently provides a variety of handset subsidy programs to PCS or WiBro subscribers according to its operation policy and sets forth the programs in details in the service agreement. The handset subsidy provided by the Company is expensed as incurred.

20.	DERIVATIVES

For the six months ended June 30, 2008 and the year ended December 31, 2007, the Company entered into various derivatives contracts with financial institutions. Details of these derivative contracts are as follows:

Type of transaction	Financial institution	Description
Interest rate swaps	Merrill Lynch and 5 others	Exchange fixed interest rate for variable interest rate for a specified period
Currency swaps	Merrill Lynch and 3 others	Exchange foreign currency cash flow for local currency cash flow local currency cash flow for a specified period
Combined interest rate currency swap	Merrill Lynch and 8 others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest

The assets and liabilities recorded relating to the outstanding contracts as of June 30, 2008 and December 31, 2007 are as follows (in thousands of U.S. dollars and Japanese yen, and millions of Korean won):

	June 30, 2008
Type of transaction	Contract amount		Fair value
			Assets (Current)		Assets (Non-current)		Liabilities (Current )
Interest rate swap	(Won)	231,240	(Won)	—	(Won)	—	(Won)	5,460
	USD	100,000
Currency swap(Note)	USD	220,000		23		23,307		—
Combined interest rate currency swap(Note)	USD	860,000
	JPY	12,500,000		1,658		26,002		66,923

	(Won)	231,240
	USD	1,180,000
Total	JPY	12,500,000	(Won)	1,681	(Won)	49,309	(Won)	72,383

	December 31, 2007
Type of transaction	Contract amount		Fair value
			Assets (Current)		Assets (Non-current)		Liabilities (Current )
Interest rate swap	(Won)	451,240	(Won)	352	(Won)	—	(Won)	3,900
	USD	100,000
Currency swap(Note)	USD	220,000		—		1,710		2,833
Combined interest rate currency swap	USD	700,000		—		—		125,548

	(Won)	451,240
Total	USD	1,020,000	(Won)	352	(Won)	1,710	(Won)	132,281

(Note)	Details of the currency swap and combined interest rate currency swap contracts to which cash flow hedge accounting is applied as of June 30, 2008 and December 31, 2007 are as follows (in thousands of U.S. dollars and Japanese yen and millions of Korean won):

Type of transaction	Contract date	Maturity date	Contract amount		Fair value (Non-current)
					June 30, 2008		December 31, 2007
Currency swap	April 4, 2007	April 11, 2012	USD	200,000	(Won)	23,308	(Won)	1,710
Combined interest rate currency swap	January 4, 2008	January 11, 2011	JPY	12,500,000		14,222		—
	March 20, 2008	March 31, 2011	USD	50,000		3,456		—
	March 20, 2008	March 31, 2012	USD	110,000		8,323		—

			USD	360,000
Total			JPY	12,500,000	(Won)	49,309	(Won)	1,710

Above foreign currency swap contracts are to hedge the risk of variability of future cash flows from fixed(variable) rate foreign currency bonds and as of June 30, 2008, the gain and loss on valuation of the swap contract amounting to (Won)7,674 million and (Won)1,018 million, net of income tax effect, are included in accumulated other comprehensive income and for the six months ended June 30, 2008 the gain on valuation of the swap contract totaling (Won)41,209 million is recognized in current operations as a result of foreign currency translation gain from foreign currency bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until April 11, 2012. Approximately (Won)2,555 million of net derivative gain included in accumulated other comprehensive income at June 30, 2008 is expected to be reclassified into current operations within 12 months from that date.

The valuation gains and losses on the derivatives contracts for six months ended June 30, 2008 and 2007 are as follows (in millions of Korean won):

	2008
	Valuation gain						Valuation loss						Valuation gain (loss) (Note)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging
Interest rate swap	(Won)	86	(Won)	—	(Won)	86	(Won)	2,035	(Won)	—	(Won)	2,035	(Won)	—
Currency swap		2,856		21,040		23,896		—		—		—		557
Combined interest rate currency swap		60,284		20,169		80,453		—		—		—		5,832

Total	(Won)	63,226	(Won)	41,209	(Won)	104,435	(Won)	2,035	(Won)	—	(Won)	2,035	(Won)	6,389

(Note)	The amounts are before adjustment of deferred income tax, which shall be directly reflected to equity, are included in equity.

	2007
	Valuation gain						Valuation loss
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total
Interest rate swap	(Won)	2,316	(Won)	—	(Won)	2,316	(Won)	2,717	(Won)	—	(Won)	2,717
Currency swap		—		—		—		3,825		—		3,825
Combined interest rate currency swap		4,232		—		4,232		830		—		830

Total	(Won)	6,548	(Won)	—	(Won)	6,548	(Won)	7,372	(Won)	—	(Won)	7,372